UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 16)*

                 Physician Computer Network, Inc.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                           71940 K 109
                          (CUSIP Number)

                      Jonathan Klein, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 20, 1998
     (Date of Event which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Page 1 of 6 Pages

                           SCHEDULE 13D

CUSIP No. 71940 K 109                            Page  of 6 Pages


1    NAME OF REPORTING PERSON
          Jeffry Picower

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               28,681,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               28,681,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          28,681,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.7%

14   TYPE OF REPORTING PERSON*
          IN

                              SCHEDULE 13D

CUSIP No. 71940 K 109                                    Page  of 6 Pages


1    NAME OF REPORTING PERSON
          Decisions Incorporated

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               28,681,522

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               28,681,522

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          28,681,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47.7%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No. 71940 K 109                                    Page  of 6 Pages


1    NAME OF REPORTING PERSON
          JA Special Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /X/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               28,681,522

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               28,681,522

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          28,681,522

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.7%

14   TYPE OF REPORTING PERSON*
          PN

                     SCHEDULE 13D - AMENDMENT NO. 16


     The undersigned, Jeffry M. Picower ("Picower"), Decisions Incorporated, a Delaware corporation ("Decisions") and JA Special Limited Partnership, a Delaware limited partnership ("JA Special"), (collectively the "Registrants") amend the Schedule 13D dated December 9, 1991 (the "Initial Filing"), as amended by Amendment No. 1 to the Initial Filing dated December 26, 1991, Amendment No. 2 to the Initial Filing dated May 11, 1992, Amendment No. 3 to the Initial Filing dated November 18, 1992, Amendment No. 4 to the Initial Filing dated November 23, 1992, Amendment No. 5 to the Initial Filing dated December 9, 1992, Amendment No. 6 to the Initial Filing dated December 21, 1992, Amendment No. 7 to the Initial Filing dated February 22, 1993, Amendment No. 8 to the Initial Filing dated May 10, 1993, Amendment No. 9 to the Initial Filing dated December 31, 1993, Amendment No. 10 to the Initial Filing dated January 27, 1994, Amendment No. 11 to the Initial Filing dated January 4, 1995, Amendment No. 12 to the Initial Filing dated August 3, 1995, Amendment No. 13 to the Initial Filing dated September 18, 1995, Amendment No. 14 to the Initial Filings dated August 2, 1996, and Amendment No. 15 to the Initial Filings dated January 28, 1998, with regard to the shares of common stock, par value $.01 per share ("Shares"), of Physician Computer Network, Inc. (the "Issuer"), a corporation organized under the laws of New Jersey as set forth below. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended to add the following:

          On February 20, 1998, JA Special exercised the following three Warrants in full:

          1. Amended and Restated Warrant dated February 22, 1993 between PCN and JA Special Limited Partnership, representing the right to purchase 350,000 shares of common stock at an exercise price of $1.00 per share;

          2. Amended and Restated Warrant dated February 22, 1993 between PCN and JA Special Limited Partnership, representing the right to purchase 436,538 shares of common stock at an exercise price of $1.00 per share;

          3. Amended and Restated Warrant dated February 22, 1993 between PCN and JA Special Limited Partnership, representing the right to purchase 633,462 shares of common stock at an exercise price of $1.00 per share.


Item 7.   To Be Filed as Exhibits

Exhibit 1      Joint Filing Agreement






                               SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 1998



                              /s/  Jeffry M. Picower
                                   Jeffry M. Picower



                              DECISIONS INCORPORATED



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President


                              JA SPECIAL LIMITED PARTNERSHIP


                              By:  Decisions Incorporated
                                   General Partner



                              By: /s/ April C. Freilich
                                   April C. Freilich
                                   President